Kirk A. Davenport II	53rd at Third
Direct Dial: 212-906-1284	885 Third Avenue
kirk.davenport@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Re:                             Neff Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198559

Ladies and Gentlemen:

On behalf of our client, Neff Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 6 (“Amendment No. 6”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on September 3, 2014 and amended by Amendment No. 1 filed with the Commission on October 10, 2014 and Amendment No. 2 filed with the Commission on October 29, 2014, Amendment No. 3 filed with the Commission on November 10, 2014, Amendment No. 4 filed with the Commission on November 13, 2014 and Amendment No. 5 filed with the Commission on November 17, 2014 (“Amendment No. 5”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Mark Irion, the Company’s Chief Financial Officer, dated November 18, 2014.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company.  For your convenience we are also providing five copies of Amendment No. 6, marked to show changes against Amendment No. 5, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Dilution, page 51

1.              We note your response to comment 1 in our letter dated November 14, 2014, in addition to the expanded disclosures. To help investors better understand the $(43.46) historical net tangible deficit per unit, please disclose the historical number of units outstanding. Please also provide a discussion as to how these units increased to 14,951,625 units as a result of the Organizational Transactions. Please also disclose the number of units for the Assumed Redemption.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 53 of Amendment No. 6 to disclose that Neff Holdings had 9,200,000 units outstanding as of September 30, 2014, all of which were held by Wayzata.  The Company has also added disclosure on page 53 explaining that the amendment and restatement of the Neff Holdings LLC Agreement in connection with the Organizational Transactions effects the split of Wayzata’s 9,200,000 units into 14,951,625 common units immediately before the closing of the offering.  The Company will purchase 2,142,857 of these common units, leaving Wayzata with 12,808,768 common units after giving effect to the offering. The Company has further included a cross-reference on page 53 of Amendment No. 6 to revised disclosure on pages 130 and 131 of Amendment No. 6, which revised disclosure describes in greater detail how Wayzata’s 9,200,000 units are split into 14,951,625 common units immediately prior to the consummation of the offering.

In addition, the Company respectfully advises the Staff that it has revised its disclosure on page 53 of Amendment No. 6 to disclose that the Assumed Redemption consists of the assumed exercise of vested options over 1,145,328 common units and the assumed redemption of all outstanding common units in Neff Holdings (i.e. the common units owned by Wayzata plus the common units issued upon the assumed exercise of vested LLC options) for an aggregate of 16,096,953 shares of Class A common stock.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53
Unaudited Pro Forma Balance Sheet as of September 30, 2014, page 55

2.              We note your response to comment 4 in our letter dated November 14, 2014. Please revise your presentation of the adjustment for the Tax Receivable Agreement and the $40 million deferred tax liability unrelated to the Tax Receivable Agreement. For the $40 million deferred tax liability, please provide investors with a more comprehensive explanation for the adjustment, including why the offset is to equity.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the table in footnote (2) on page 58 of Amendment No. 6 to disaggregate the $104.8 million of tax benefits for which payments will be made under the Tax Receivable

Agreement and the $39.9 million deferred tax liability resulting from the book-tax basis differential attributable to accelerated tax depreciation that predates the Organizational Transactions and is unrelated to the payments to be made under the Tax Receivable Agreement.  The Company has also revised its disclosure on page 58 of Amendment No. 6 to disclose that the establishment of the deferred tax assets will be recorded in additional paid-in capital in accordance with ASC 740-20-45-11(g).

3.              We note your response to comment 5 in our letter dated November 14, 2014. It remains unclear how you determined that the owners of Neff Corporation would have an equity value of $0 subsequent to the IPO investment, offering expenses, and acquisition of Neff Holdings’ common units and prior to other transactions reflected in the pro forma balance sheet. We understand that the $41.85 million used to acquire Neff Holdings’ common units directly from Wayzata results in a reduction to Neff Corporation equity, as this transaction is in essence in lieu of issuing Wayzata shares of Neff Corporation Class A common stock. However, it does not appear that you have specifically recognized that 14.33% ownership interest in Neff Holdings’ member deficit that relates to this exchange in Neff Corporation’s pro forma equity. Further, it remains unclear why Wayzata’s non-controlling interest in Neff Holdings in the pro forma Neff Corporation column is not the remaining 85.67% of Neff Holdings’ historical members’ deficit and why Neff Corporation would share in the historical deficit absent the acquisition of Wayzata’s interest in Neff Holdings by Neff Corporation. Please advise and provide us with the specific reference to the literature that supports your accounting.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in footnote (4) on page 59 of Amendment No. 6 to (a) properly reflect the impact of the cash received by Neff Holdings from the purchase of common units by Neff Corporation with the proceeds of the offering as a reduction in the historical accumulated deficit of Neff Holdings and (b) to reflect an increase in the historical accumulated deficit of Neff Holdings attributable to the expenses to be incurred by Neff Holdings in connection with the Organizational Transactions (which are described in more detail in footnote (7)).  The Company has also included in footnote (4) on page 59 of Amendment No. 6 a more complete calculation of the non-controlling interest to be retained by Wayzata after the Organizational Transactions.  These changes result in further changes to the presentation of “Additional paid-in capital,” “Total members’ deficit/stockholders’ equity (deficit)” and “Non-controlling interest” on the face of the pro forma balance sheet.

In addition, the Company respectfully advises the Staff that it has revised its disclosure regarding the effect of the Organizational Transactions on pages 9 and 44, and regarding the applicable risk factors related to the Organizational Transactions on page 32, of Amendment No. 6 to disclose that Neff Holdings currently has negative members’ equity and that Neff Corporation will acquire a 45.0% interest in the Neff Holdings members’ deficit that exists as of the date of the closing of the offering. Further, such revised disclosure on pages 9, 32 and 44 of Amendment No. 6 additionally includes Neff Holdings’ members’ deficit as of September 30, 2014 of $(324.1) million on an actual basis and $(190.6) million on a pro forma basis after giving effect to the Organizational Transactions (including the offering).

Certain Relationships and Related Party Transactions, page 123

Tax Receivable Agreement, page 123

4.              Your disclosure states that the purchase of common units of Neff Holdings directly from Wayzata will only occur to the extent that the underwriters exercise the option to purchase additional shares of your Class A common stock. This statement is inconsistent with the transaction described in the Unaudited Pro Forma Condensed Consolidated Financial Information. Please advise or revise your disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 126 of Amendment No. 6 to delete the inconsistent statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Mark Irion, Chief Financial Officer, Neff Corporation

Dennis D. Lamont, Esq., Latham & Watkins LLP

Arthur D. Robinson, Esq., Simpson Thacher & Bartlett LLP

Lesley C. Peng, Esq., Simpson Thacher & Bartlett LLP